UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Allied Systems Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01953P109

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:    ☐.

Page 1 of 22 Pages

SCHEDULE 13D

CUSIP No. 01953P109	Page 2 of 22

1.	NAME OF REPORTING PERSON Ronald W. Burkle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 4,833,036 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 4,833,036 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,833,036 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.96%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 01953P109	Page 3 of 22

1.	NAME OF REPORTING PERSON Yucaipa American Management, LLC Tax I.D. No. 30-0013506
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 4,833,036 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 4,833,036 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,833,036 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.96%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 01953P109	Page 4 of 22

1.	NAME OF REPORTING PERSON Yucaipa American Funds, LLC Tax I.D. No. 30-0013485
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 4,833,036 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 4,833,036 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,833,036 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.96%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 01953P109	Page 5 of 22

1.	NAME OF REPORTING PERSON Yucaipa American Alliance Fund I, LLC Tax I.D. No. 04-3626977
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 4,833,036 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 4,833,036 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,833,036 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.96%
14.	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 01953P109	Page 6 of 22

1.	NAME OF REPORTING PERSON Yucaipa American Alliance Fund I, LP Tax I.D. No. 04-3626968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,841,322 shares
8. SHARED VOTING POWER 2,841,322 shares
9. SOLE DISPOSITIVE POWER 2,841,322 shares
10. SHARED DISPOSITIVE POWER 2,841,322 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,841,322 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.37%
14.	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 01953P109	Page 7 of 22

1.	NAME OF REPORTING PERSON Yucaipa American Alliance (Parallel) Fund I, LP Tax I.D. No. 61-1484225
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,991,714 shares
8. SHARED VOTING POWER 1,991,714 shares
9. SOLE DISPOSITIVE POWER 1,991,714 shares
10. SHARED DISPOSITIVE POWER 1,991,714 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,714 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.59%
14.	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allied Systems Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 160 Clairemont Avenue, Suite 200, Decatur, Georgia 30030.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (v) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”), and (vi) Yucaipa American Alliance (Parallel) Fund I, LP, a Delaware limited partnership (“YAAF Parallel” and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF LLC and YAAF, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of each of YAAF and YAAF Parallel.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(c) The principal business of each of the Reporting Persons is acquiring, investing in and/or managing large retail, logistics and manufacturing companies. The present principal occupation or employment of Mr. Burkle is as the managing member of Yucaipa American, as well as the managing member of The Yucaipa Companies LLC, a private investment group specializing in retail, logistics and manufacturing companies, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Burkle is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Second Amended Joint Plan of Reorganization of Allied Holdings, Inc. and affiliated debtors, filed by Allied Holdings, Inc., a Georgia corporation (“Allied Georgia”), the Teamsters National Automobile Transportation Industry Negotiating Committee, YAAF and YAAF Parallel under Chapter 11 of the U.S. Bankruptcy Code, dated April 5, 2007 and confirmed by the Bankruptcy Court for the Northern District of Georgia pursuant to an order dated and entered on May 18, 2007 (as modified, the “Plan of Reorganization”), a final restructuring of Allied Georgia was effected on May 29, 2007 (the “Effective Date”). On the Effective Date and pursuant to the Plan of Reorganization, Allied Georgia was reincorporated in Delaware under the name Allied Systems Holdings, Inc. As further described below, in connection with the Plan of Reorganization, YAAF and YAAF Parallel became entitled to an aggregate of approximately 4,833,036 shares of Common Stock of the Company.

As reported in the Company’s Form 8-K filed June 4, 2007, up to 10 million shares of Common Stock are to be distributed to certain classes of claim holders in connection with the Plan of Reorganization. The Form 8-K indicates that the 10 million shares include shares which may be distributed with respect to claims that were unresolved as of the Effective Date and shares to be issued on and after the Effective Date in connection with the Cash-Out Option (as defined below) and the conversion of the Rig Financing Notes (as defined below). The Form 8-K further indicates that depending on, among other things, the resolution of claims that were unresolved as of the Effective Date, less than 10 million shares of Common Stock may be distributed pursuant to the Plan of Reorganization. For purposes of the percentages reported herein, the Reporting Persons calculated such percentages based on estimates provided by the Company of 7,217,517 outstanding shares of Common Stock. Such estimate and the resulting percentages reported herein could be inaccurate. Also, the number of outstanding shares and the Reporting Person’s percentage thereof will also likely change as claims are resolved and additional shares are issued to claimants and the Reporting Persons.

Of the shares of Common Stock issued to YAAF pursuant to the Plan of Reorganization, 2,023,691 shares are in exchange for unsecured claims arising from ownership of $57,919,514 in principal amount of 8 5/8 % senior unsecured notes of Allied Georgia plus unpaid interest thereon. Of the shares of Common Stock issued to YAAF Parallel pursuant to the Plan of Reorganization, 1,418,570 shares are in exchange for unsecured claims arising from ownership of $40,600,486 in principal amount of 8 5/8 % senior unsecured notes of Allied Georgia plus unpaid interest thereon.

Of the shares of Common Stock issued to YAAF pursuant to the Plan of Reorganization, 42,110 shares are in connection with YAAF’s agreeing to provide approximately $90,928 to fund cash payments to holders of unsecured claims of Allied Georgia who elected to receive cash for their claims in lieu of Common Stock (the “Cash-Out Option”). Of the shares of Common Stock issued to YAAF Parallel pursuant to the Plan of Reorganization, 29,518 shares are in connection with YAAF Parallel’s agreeing to provide approximately $63,739 to fund the Cash-Out Option. All funds in respect of the Cash-Out Option provided by YAAF and YAAF Parallel were or will be paid out of working capital provided by capital contributions made by YAAF and YAAF Parallel’s respective limited partners.

Of the shares of Common Stock issued to YAAF pursuant to the Plan of Reorganization, 775,521 shares are in connection with the conversion of a series of promissory notes (the “Rig Financing Notes”) issued pursuant to the terms of the Loan and Security Agreement and Guaranty dated as of April 5, 2007 (the “Rig Financing Agreement”), by and among Allied Systems, LTD. (L.P.), a Georgia limited partnership, Allied Georgia, Yucaipa Transportation, LLC, a Delaware limited liability company and certain other subsidiaries of Allied Georgia. Of the shares of Common Stock issued to YAAF Parallel pursuant to the Plan of Reorganization, 543,626 shares are in connection with the conversion of the Rig Financing Notes. Pursuant to the terms of the Rig Financing Agreement and the Plan of Reorganization, the principal and interest due and owing to YAAF, YAAF Parallel and the other participating entities under the Rig Financing Notes was converted into approximately 22% of the Company’s outstanding Common Stock (after giving effect to the consummation of the Plan of Reorganization).

If shares of Common Stock are issued after the Effective Date to holders of claims against Allied Georgia that are disputed or unresolved as of the Effective Date, then additional shares of Common Stock may be issued to YAAF, YAAF Parallel and other participants in respect of the funding of the Cash-Out Option and the conversion of the Rig Financing Notes.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in Item 5 pursuant to the Plan of Reorganization as described in Item 3, and currently hold such shares, for investment purposes. The Reporting Persons intend to be actively involved in the Company’s business, operations and planning going forward, and to exercise fully their rights as stockholders and under the Stockholders’ Agreement (described in Item 6 of this Schedule 13D), including their rights to designate a majority of the directors to the Company’s board of directors. In addition, pursuant the Management Services Agreement (described in Item 6 of this Schedule 13D) an affiliate of the Reporting Persons will provide certain monitoring and management services to the Company. In the aggregate, the Reporting Persons believe that these stockholder and contractual rights and relationships will provide the Reporting Persons with control of the management and policies of the Company going forward. The Reporting Persons’ rights, however, are limited by certain restrictions in the Stockholders’ Agreement and the Amended Certificate of Incorporation of the Company. See Item 6 for a more detailed description of these limitations.

The Reporting Persons and their affiliates have made and own investments in other automotive related logistics and support services companies. Subject to the Reporting Persons’ evaluation of various factors, the Reporting Persons and their affiliates may from time-to-time engage in discussions or negotiations regarding potential strategic transactions involving the Company, its subsidiaries or other automotive related, automotive logistics or support service companies. Such discussions, negotiations or transactions could involve one or more of the events referred to in paragraphs (1) through (11), inclusive, of this Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances of securities or other changes in capitalization. Moreover, any such transaction could involve a change in the present board of directors, management or corporate structure of the Company, changes to the Company’s governing documents or result in the deregistration of the Common Stock. Additionally, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company.

The Reporting Persons may in the future exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their equity interests, contractual rights and other restrictions and duties. Depending on their evaluation of the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may take such actions with respect the Company as they deem appropriate in light of circumstances existing from time to time. Subject to restrictions in the Company’s Amended Certificate of Incorporation and in the Stockholders’ Agreement, such actions may involve one or more of the following events:

(1)	the acquisition of additional securities of the Company by other purchases of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties, pursuant to exercise of the subscription rights provided under the Stockholders’ Agreement or otherwise;

(2)	the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned by the Reporting Persons or hereafter acquired by the Reporting Persons;

(3)	encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

(4)	encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets or one or more of the subsidiaries (including the potential disposition of the Company’s Canadian operations);

(5)	encouraging, soliciting or voting to approve changes to the composition or size of the board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the board of directors, or changes to the Company’s management;

(6)	encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

(7)	encouraging, soliciting or voting to approve changes to the Company’s business, operations or corporate structure;

(8)	encouraging, soliciting or voting to approve changes to the Company’s Amended Certificate of Incorporation or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

(9)	encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company to be quoted on the an inter-dealer quotation system or listed on any national securities exchange;

(10)	reducing the number of stockholders of the Company so as to deregister the Common Stock under the federal securities laws (including the potential deregistration of the Common Stock if, after the conclusion of the issuances of Common Stock under the Plan of Reorganization, the Company has fewer than 300 stockholders of record); or

(11)	encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (1) through (10), inclusive, of Item 4 of this Schedule 13D.

In addition, the Reporting Persons may, individually or in the aggregate, from time to time pledge the Common Stock or enter into or unwind other hedging or derivative transactions with respect to the Common Stock.

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (1) through (11), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)    (i) As a result of the transactions set forth in Item 3 of this Schedule 13D, (a) YAAF is the direct beneficial owner of 2,841,322 shares of Common Stock and (b) YAAF Parallel is the direct beneficial owner of 1,991,714 shares of Common Stock.

(ii) For purposes of this Schedule 13D, the Reporting Persons have disclosed the number of shares of Common Stock owned by them, and calculated the percentages stated herein, based on estimates provided by the Company of shares to be issued in respect of allowed claims under the Plan of Reorganization as of the Effective Date. The number of shares of Common Stock outstanding and the Reporting Person’s percentage thereof will likely change as certain claims against the Company are resolved and additional shares are issued to claimants. As additional shares of Common Stock are issued to claimants in connection with the resolution of claims, additional shares of Common Stock may also be issued to the Reporting Persons in connection with the Cash-Out Option and the Rig Financing Agreement as further described in Item 3 of this Schedule 13D. Based on the Company’s current estimate of 7,217,517 shares of Common Stock being issued in respect of allowed claims as of the Effective Date, the estimated number of shares of Common Stock directly beneficially owned by YAAF and YAAF Parallel would represent approximately 39.37%, and 27.59% of the Common Stock, respectively, and 66.96% of the Common Stock in the aggregate.

(iii) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF and YAAF Parallel.

(iv) YAAF and YAAF Parallel each disclaims any ownership of the shares of Common Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF or YAAF Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.

(v) Mr. Burkle disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)    (i) YAAF, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(ii) YAAF Parallel, acting through its general partner, YAAF LLC, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(iii) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of YAAF and YAAF Parallel.

(c)      The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference. Except for transactions undertaken pursuant to the Plan of Reorganization, as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by YAAF and YAAF Parallel.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the Effective Date, the Company amended its Certificate of Incorporation (as amended, the “Amended Certificate of Incorporation”) to include, among other things, certain restrictions on the transferability of the Common Stock and on transactions between the Company and YAAF, YAAF Parallel or certain of their affiliates. On the Effective Date, YAAF, YAAF Parallel, the Company and certain other beneficial holders of over 5% of the Common Stock entered into a Stockholders’ Agreement (the “Stockholders’ Agreement) and a Registration Rights Agreement (the “Registration Rights Agreement”) each of which provide certain rights and restrictions with respect to the Common Stock and other securities of the Company. Additionally, Yucaipa American Funds and the Company entered into a Monitoring and Management Services Agreement (the “Management Services Agreement”) pursuant to which Yucaipa American Funds will provide certain monitoring and management services to the Company. The Amended Certificate of Incorporation is included as Exhibit 99.1 hereto and is incorporated herein by reference. Each of the Stockholders’ Agreement, Registration Rights Agreement and the Management Services Agreement is described below and included herein as Exhibits 99.2, 99.3 and 99.4 respectively, and incorporated by reference herein.

Except as set forth above and as further described below, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Amended Certificate of Incorporation

On the Effective Date, and pursuant to the Plan of Reorganization, the Company amended its certificate of incorporation to provide for, among other things, restrictions of certain transfers of Common Stock and restrictions on transactions between the Company and YAAF, YAAF Parallel and certain of their affiliates, as more fully set forth below.

Transfer Restrictions

The Amended Certificate of Incorporation provides that all transactions in Common Stock that would lead to the Company having more than 290 stockholders of record, or that the Company reasonably determines would lead to the Company having more than 290 stockholders of record, will be void and not recognized or registered by the Company. Such restrictions on transferability will not prohibit transfers by the Company or any holder of Common Stock to another person or entity that is already a holder of record of Common Stock, transfers of Common Stock to the Company, transfers of all Common Stock owned by the proposed transferor to a single person or entity who is treated as a single record holder under the Exchange Act of 1934, as amended (the “Exchange Act”) or transfers that do not result in the Company having more than 290 holders of record. Additionally, such restrictions on transferability will no longer be in effect on and after the earlier of (i) such time as the Company determines that it has more than 500 holders of record (as such concept is understood for purposes of Section 12(g) of the Exchange Act) of Common Stock, (ii) November 30, 2007 (so long as the Company has not filed a Form 15 deregistering the Common Stock under the Exchange Act) , (iii) the listing of the Common Stock on the New York Stock Exchange, NASDAQ or AMEX, (iv) the consummation of a sale of capital stock of the Company in an underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), with gross proceeds to the Company or the selling stockholders of not less than $40,000,000 or (v) on the fifth business day following the Company’s receipt of written notice from YAAF or YAAF Parallel or their affiliates, that they have determined, in their sole and absolute discretion, that the transfer restrictions provided in the Amended Certificate of Incorporation will be void and no longer given effect.

Restrictions on Affiliate Transactions

The Amended Certificate of Incorporation requires the vote or consent of at least (i) a percentage of the outstanding Common Stock that is held or owned by YAAF, YAAF Parallel and certain of their affiliates plus 7% or (ii) so long as there is no preferred stock of the Company with materially disproportionate voting rights to the Common Stock, a percentage of the outstanding voting stock that is held or owned by YAAF, YAAF Parallel and certain of their affiliates plus 7% in order to effect the following:

•

a merger or consolidation of the Company or a subsidiary of the Company (i) the assets of which exceed 20% of the total assets of the Company and its subsidiaries taken as a whole on a consolidated basis at the end of the most recently competed fiscal year or (ii) that generated revenues which exceeded 20% of the total revenues of the Company and its subsidiaries on a consolidated basis at the end of the most recently completed fiscal year (subsidiaries satisfying either clause (i) or (ii) above, “Material Subsidiaries”) with or into any of YAAF, YAAF Parallel and certain of their affiliates;

•

the sale, lease, license or other transfer of all or substantially all of the properties and assets of the Company and its subsidiaries (taken as a whole on a consolidated basis as of the most recently completed fiscal year of the Company) or of a Material Subsidiary and its subsidiaries (taken as a whole on a consolidated basis as of the most recently completed fiscal year of the Company) to one or more of YAAF, YAAF Parallel and certain of their affiliates, whether in one transaction or in a series of transactions;

•

the sale by the Company or any subsidiary of the Company of capital stock of the Company or such subsidiary, or of securities convertible by their terms into such capital stock, to any of YAAF, YAAF Parallel and certain of their affiliates where the aggregate consideration paid by them for such capital stock or convertible securities in any consecutive 180 day period exceeds $25,000,000 or, prior to May 29, 2009, exceeds $100,000,000 in the aggregate; and

•	any amendment to the provisions of the article of the Amended Certificate of Incorporation containing such restrictions.

The restrictions on affiliate transactions contained in the Amended Certificate of Incorporation will expire on and after the earlier of May 29, 2009 or such date as YAAF, YAAF Parallel and their affiliates own or hold in the aggregate either (i) 75% or more of the Common Stock or (ii) so long as YAAF, YAAF Parallel and their affiliates do not own or hold preferred stock of the Company with materially disproportionate voting rights to the Common Stock, 75% or more of the voting stock of the Company.

A copy of the Amended Certificate Incorporation is included as Exhibit 99.1 hereto and is incorporated herein by reference. The description of the Amended Certificate of Incorporation is qualified in its entirety by reference to the full text of the Amended Certificate of Incorporation.

Stockholders’ Agreement

On the Effective Date, YAAF, YAAF Parallel, the Company and certain other beneficial holders of over 5% of the Common Stock entered into the Stockholders’ Agreement that relates to, among other matters, the governance of the Company after the Effective Date, the composition of the board of directors and the right to purchase a pro rata portion of newly issued shares of Common Stock under certain circumstances, as more fully set forth below.

Representation on the Board of Directors

Under the terms of the Stockholders’ Agreement, YAAF and YAAF Parallel have the right to designate, the election of a number of members of the board of directors that is not less than the majority of the number of then-authorized members of the board (the “Yucaipa Designees”). The removal of any Yucaipa Designee will only occur upon the written request of YAAF or YAAF Parallel. In the event that any Yucaipa Designee ceases to serve as a member of the board during his or her term, the resulting vacancy on the board will be filled by a representative designated by YAAF or YAAF Parallel, as the case may be. In addition, until the second anniversary of the Effective Date, or until otherwise terminated as a result of (i) the consummation of a sale of equity securities of the Company in an underwritten public offering registered under the Securities Act, with gross proceeds of not less than $40,000,000, and resulting in the listing of such of the Company’s equity securities on any of the New York Stock Exchange, NASDAQ (any market thereof) or AMEX (a “Qualified Public Offering”) or (ii) a sale, series of sales, transfers or issuances of capital stock of the Company such that a person or group of persons (as the term group is defined under the Exchange Act), other than YAAF, YAAF Parallel and certain of their affiliates, would own a majority of the capital stock of the Company, or, sale or transfer of all or substantially all of the assets of the Company and its subsidiaries (other than in the ordinary course of business) to any person or group of persons (a “Sale of the Company”), YAAF and YAAF Parallel have agreed to vote all of their shares of Common Stock entitled to vote so that a representative designated by the members of a committee of creditors of Allied Georgia (the “Creditors Committee”) that is reasonably satisfactory to YAAF and YAAF Parallel will be elected to the board (the “Creditors Committee Director”) and the stockholders party to the Stockholders’ Agreement have agreed to vote all of their shares of Common Stock entitled to vote so that the Yucaipa Designees will be elected to the board. During such period, the removal from the board of the Creditors Committee Director without cause will be only upon the written request of the Creditors Committee and in the event that any Creditors Committee Director, for any reason, ceases to serve as a member of the board during his or her term of office, the resulting vacancy on the board will be filled by a representative designated by the Creditors Committee who is reasonably satisfactory to YAAF and YAAF Parallel.

Certain Required Approvals

Until the second anniversary of the Effective Date, the Company will not cause or permit any subsidiary of the Company to, sell or transfer any of its or their properties or assets to, or purchase property or assets from, or enter into any contract or agreement with, YAAF, YAAF Parallel or certain of their affiliates (an “Affiliate Transaction”) unless:

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such Affiliate Transaction has been approved by either (1) a majority of the disinterested directors on the board or (2) all of the directors (including the Creditors Committee Director) then serving on the board; or

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such Affiliate Transaction is approved by the vote or consent of holders of either (i) a percentage of the outstanding Common Stock that is held or owned by YAAF, YAAF Parallel and certain of their affiliates plus 7% or (ii) so long as YAAF, YAAF Parallel and their affiliates do not own or hold preferred stock of the Company with materially disproportionate voting rights to the Common Stock, a percentage of the outstanding capital stock that is held or owned by YAAF, YAAF Parallel and their affiliates plus 7%; or

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the Company has received an opinion as to the fairness to the Company and/or its subsidiary(ies) of such Affiliate Transaction, from a financial point of view, issued by certain accounting, appraisal or investment banking firms; or

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the Affiliate Transaction involves an issuance of debt or equity securities by the Company or any of its subsidiaries, and each stockholder that is a party to the Stockholders’ Agreement and meets the other eligibility requirements therein, is offered the opportunity to purchase such debt or equity securities on terms no less favorable, in the aggregate, than those offered to YAAF, YAAF Parallel and their affiliates participating in such Affiliate Transaction and in accordance with the pro rata interest of each other eligible stockholder in the total number of shares of Common Stock then issued and outstanding; or

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such Affiliate Transaction constitutes one of a series of other permitted transactions (including, without limitation, any transaction specifically disclosed in the Plan of Reorganization, the acquisition of equity securities of the Company pursuant to the Stockholders’ Agreement, certain transactions done in the ordinary course of business or transactions with YAAF, YAAF Parallel and their affiliates that have a value less than a specific dollar threshold) as set forth in the Stockholders’ Agreement.

The restrictive provisions above will terminate upon the first to occur of (i) the second anniversary of the Effective Date, (ii) the listing of the Common Stock or other equity securities of the Company on the New York Stock Exchange, the NASDAQ (any market thereof) or AMEX, (iii) the consummation of a Qualified Public Offering, (iv) the consummation of a Sale of the Company or (v) YAAF, YAAF Parallel and their affiliates owning or holding in the aggregate either (a) 75% or more of the outstanding Common Stock or (b) so long as YAAF, YAAF Parallel and their affiliates do not own or hold preferred stock of the Company with materially disproportionate voting rights to the Common Stock, 75% or more of the voting stock of the Company.

Subscription Rights

Subject to certain exceptions, YAAF, YAAF Parallel, their affiliates and certain other eligible stockholder parties to the Stockholders’ Agreement (each such eligible stockholder, including YAAF, YAAF Parallel and their affiliates, a “Subscription Holder”) are entitled to purchase a pro rata portion of any equity securities subsequently issued by the Company for cash based on the number of shares of Common Stock owned by such Subscription Holder and the total number of shares held by all Subscription Holders at such time. The Subscription Holders will also have the right to participate in debt financings provided to the Company by YAAF, YAAF Parallel and their affiliates in which YAAF, YAAF Parallel or their affiliates are issued equity securities. The abovementioned subscription rights will terminate upon the earlier of (i) the listing of the Common Stock on the New York Stock Exchange, the NASDAQ or AMEX, (ii) the consummation of a Qualified Public Offering or (iii) the consummation of a Sale of the Company.

A copy of the Stockholders’ Agreement is included herein as Exhibit 99.2 and is incorporated herein by reference. The description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the Stockholders’ Agreement.

Registration Rights Agreement

On the Effective Date, the Company, YAAF, YAAF Parallel and certain other beneficial holders of over 5% of the Common Stock (the “Other Holders”) entered into the Registration Rights Agreement which provides YAAF, YAAF Parallel and Other Holders with certain rights to cause the Company to register shares of Common Stock held by them on the Effective Date or thereafter acquired by YAAF, YAAF Parallel or the Other Holders (“Registrable Securities”).

Pursuant to the Registration Rights Agreement, YAAF and YAAF Parallel are entitled to make unlimited demands that Registrable Securities they hold be registered under the Securities Act (a “Demand Registration”). In addition, at any time during the period commencing on the earlier of (i) 180 days following the date of the Company’s initial underwritten public offering registered under the Securities Act of the Common Stock after the Effective Date and (ii) the date of the listing of the Common Stock on the New York Stock Exchange, the NASDAQ or AMEX, and ending on the fifth anniversary of the Effective Date (unless such time is otherwise extended in accordance with the terms of the Registration Rights Agreement), and so long as the aggregate offering value of the shares for which a Demand Registration is requested meet certain specified minimum amounts, the other stockholders party to the Registration Rights Agreement are entitled to request a total of two Demand Registrations. Notwithstanding the foregoing, the Company will be required to effect only one such Demand Registration during any six-month period and the Company may postpone for up to six months the filing or effectiveness of a registration statement for a Demand Registration under certain circumstances.

The Registration Rights Agreement also provides that, if the Company proposes to register any of its equity securities under the Securities Act (other than (i) pursuant to a registration statement on Form S-4 (for securities offered in certain business combination transactions) or S-8 (for securities offered to employees pursuant to employee benefit plans), (ii) a registration statement filed in connection with a Demand Registration or (iii) the Company’s initial underwritten public offering registered under the Securities Act of the Common Stock) the Company must give the holders of Registrable Securities prompt written notice of its intention to effect such a registration and, subject to certain restrictions, such registration form may be used for the registration of their Registrable Securities.

All registration and filing fees, printing fees and certain other associated expenses incident to the Company’s compliance with the Registration Rights Agreement will be paid by the Company.

The Company, YAAF, YAAF Parallel and the Other Holders have each agreed to hold harmless and, pursuant to customary indemnification provisions, indemnify the other with respect to any liability or loss arising out of any material misstatement or omission for which such party is responsible in any registration statement, prospectus, preliminary prospectus (or any amendment thereof or supplement thereto), or other document filed in any jurisdiction in order to qualify any securities covered by such registration statement under the “blue sky” or securities laws.

A copy of the Registration Rights Agreement is included herein as Exhibit 99.3 and is incorporated herein by reference. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Management Services Agreement

On the Effective Date, Yucaipa American Funds and the Company entered into the Management Services Agreement pursuant to which Yucaipa American Funds will, if requested, provide certain monitoring and management services, including helping the company to improve labor relations, helping attract and retain senior management, negotiating future collective bargaining agreements, assisting in the preparation of financial projections, assisting compliance with financing agreements, and helping to identify and develop growth strategies.

For such services, the Company will pay Yucaipa American Funds an annual fee and reimburse it for all out of pocket costs, expenses and fees incurred in connection with the performance of its obligations under the Management Services Agreement.

In addition to the annual fee, the Management Services Agreement provides Yucaipa American Funds with a right of first refusal to serve as a non-exclusive consultant to the Company in connection with a number of business transactions (the “Additional Services”) (including, without limitation, (i) any sale, merger, business combination, joint venture or otherwise in which 25% or more of the equity securities or voting power of the Company or all or a substantial portion of the Company’s business or assets (on a consolidated basis) are combined with or transferred to another person or entity (a “Sale Transaction”) and (ii) financing transaction (including refinancings and securities offerings) involving greater than $20,000,000) (a “Financing Transaction”). Pursuant to the Management Services Agreement, for the Additional Services provided, Yucaipa American Funds will be entitled to receive a cash fee based on a percentage of the value of such business transaction as calculated according to the terms of the Management Services Agreement (the “Additional Fee”).

The initial term of the Management Services Agreement is for five years, subject to automatic renewals for a period of 12 additional calendar months unless the Company provides at least 180 days prior notice of nonrenewal to Yucaipa American Funds.

The Management Services Agreement may be terminated by the Company (i) at any time following a determination of the Company’s board of directors to effect such a termination by giving Yucaipa American Funds at least 180 days’ written notice of such termination or (ii) if Yucaipa American Funds fails to reasonably perform any material covenant, agreement, term or provision of the Management Services Agreement and such failure continues for a period of 60 days after written notice from the Company (a “Yucaipa Breach”). The Management Services Agreement may be terminated by Yucaipa American Funds (i) if the Company fails to reasonably perform any material covenant, agreement, term or provision of this Agreement and such failure continues for a period of 60 days after written notice thereof from Yucaipa American Funds (a “Company Breach”), (ii) immediately if the Company fails to make any payment due to Yucaipa American Funds under the Management Services Agreement, if such payment is not made in full within 30 days after written notice of such failure, (iii) at any time upon providing the Company with at least 180 days’ written notice, or (iv) immediately upon any (a) merger, consolidation, business combination, or similar transaction involving the Company, (b) any sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or any of its subsidiaries representing 25% or more of the consolidated assets of the Company and its subsidiaries, (c) any issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 25% or more of the voting power of the Company, (d) any transaction in which any person acquires “beneficial ownership” (within the meaning of Rule 13d-3(a)(1) under the Exchange Act or the right to acquire beneficial ownership or any group (within the meaning of Section 13(d)(3) of the Exchange Act) is formed which “beneficially owns” or has the right to acquire “beneficial ownership” of 25% or more of the outstanding voting capital stock of the Company or (e) any combination of sections (a) – (d) of this paragraph (a “Change of Control”).

If the Management Services Agreement is terminated (i) by the Company other than as a result of a Yucaipa Breach or (ii) by Yucaipa American Funds upon (a) a Company Breach, (b) a failure by the Company to pay Yucaipa American Funds in accordance with the terms of the Management Services Agreement or (c) upon a Change of Control, then in each case the Company will pay, or cause to be paid, a cash termination payment equal to the total annual fees that would have been earned by Yucaipa American Funds during the remaining term of the Management Services. Any such cash termination payment will be due and payable to Yucaipa American Funds, in full, as of the date of such termination. In addition, if Yucaipa American Funds agrees to perform the Additional Services, and within 12 months of the date of termination of the Management Services Agreement the Company enters into or consummates a Sale Transaction or Financing Transaction, then on the date the Company enters into or consummates each such transaction (whichever is earlier) the Company will pay Yucaipa American Funds the Additional Fee.

A copy of the Management Services Agreement is included herein as Exhibit 99.4 and is incorporated herein by reference. The description of the Management Services Agreement is qualified in its entirety by reference to the full text of the Management Services Agreement.

Item 7.	Material Exhibits to be Filed.

Exhibit 99.1	Amended Certificate of Incorporation, dated as of May 29, 2007, incorporated by reference to Exhibit 1.1 to the Company’s Form 8-A as filed with the SEC on May 30, 2007.

Exhibit 99.2	Form of Stockholders’ Agreement by and among Allied Systems Holdings, Inc., Yucaipa American Alliance Fund I, LP, Yucaipa American Alliance (Parallel) Fund I and certain other parties signatory thereto, incorporated by reference to Exhibit 4.1 to the Company’s Form 8-A as filed with the SEC on May 30, 2007.

Exhibit 99.3	Form of Registration Rights Agreement by and among Allied Systems Holdings, Inc., Yucaipa American Alliance Fund I, LP, Yucaipa American Alliance (Parallel) Fund I and certain other parties signatory thereto, incorporated by reference to Exhibit 4.2 to the Company’s Form 8-A as filed with the SEC on May 30, 2007.

Exhibit 99.4	Monitoring and Management Services Agreement, dated as of May 29, 2007, by and among Allied Systems Holdings, Inc. and Yucaipa American Funds, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the SEC on June 4, 2007.

Exhibit 99.5	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2007	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Dated: June 8, 2007	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

Dated: June 8, 2007	YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

Dated: June 8, 2007	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

Dated: June 8, 2007	YUCAIPA AMERICAN ALLIANCE FUND I, LP

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member

Dated: June 8, 2007	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC Its: Managing Member

By: Yucaipa American Management, LLC Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle Its: Managing Member